Filed Pursuant to Rule 433
October 12, 2006
Relating to Registration Statement No. 333-131266

GLOBAL MEDIUM-TERM NOTES, SERIES F
SENIOR FLOATING RATE NOTES

CMS LINKED ACCRUAL N OTES DUE 2018

YOU SHOULD ACCESS AND READ THE IMPORTANT DOCUMENTATION AVAILABLE
AT THE FOLLOWING HYPERLINKS:

Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a Prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus dated January 25, 2006 and the Prospectus Supplement dated January 25, 2006 in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Morgan Stanley” as a search term. Alternatively, the issuer or any underwriter or dealer participating in the offering will arrange to send you the Prospectus, Prospectus Supplement and final Pricing Supplement (when available) if you request it by calling your Morgan Stanley Financial Advisor, such other underwriter or dealer or toll-free 1-866-718-1649.

MORGAN STANLEY

CMS Linked Accrual Notes due 2018

Terms

Summary:

Interest

For the period from and including the original issue date for the notes to but excluding October 23, 2009, interest on the notes will be payable quarterly at a fixed rate of 7.50% per annum.

For the period from and including October 23, 2009 to but excluding the maturity date, interest, if any, will be payable quarterly at a variable rate equal to (a) 7.50% per annum times (b) a fraction, the numerator of which is the number of calendar days in the interest payment period on which 10 Year CMS less 2 Year CMS is equal to or greater than zero and the denominator of which is the total number of calendar days in the interest payment period.

Call Feature

Beginning October 23, 2009 and on each January 23, April 23, July 23 and October 23 thereafter, we will have the right to redeem all of these notes and pay to you 100% of the par value of the notes plus any accrued and unpaid interest to but excluding the redemption date. If we decide to redeem the notes, we will give you notice at least five business days before the redemption date specified in the notice.

The notes:	CMS Linked Accrual Notes due 2018
Issuer:	Morgan Stanley
Principal amount:	$15,000,000. After the pricing of the notes, we may increase the aggregate principal amount of the notes prior to the original issue date but are not required to do so.
Pricing date:	October 12, 2006
Settlement date (original issue date):	October 23, 2006
Maturity date:	October 23, 2018
Issue price:	100%
Proceeds to company:	99.50
Underwriter’s discounts and commissions:	0.50%
Interest accrual date:	October 23, 2006

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CMS Linked Accrual Notes due 2018

Redemption percentage at redemption date:	100%
Redemption dates:	October 23, 2009 and each January 23, April 23, July 23 and October 23 thereafter.
Interest rate:

For the period from and including the original issue date to but excluding October 23, 2009, 7.50% per annum.

For the period from and including October 23, 2009 to but excluding the maturity date, the interest rate shall be determined as follows: (x) 7.50% per annum times (y) N/ACT (calculated on an actual/actual day count basis); where

“N” = the total number of calendar days in the applicable interest payment period on which 10 Year CMS less 2 Year CMS is equal to or greater than zero (“accrual days”); and

“ACT” = the total number of calendar days in the applicable interest payment period.

2 Year CMS:

The 2-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time. See also “Rate Cut-off”.

10 Year CMS:

The 10-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time. See also "Rate Cut-off".

Rate cut-off:	Years 4-12: 2 Year CMS and 10 Year CMS for any day from and including the fifth New York banking day prior to the related interest payment date for any interest payment period shall be the 2 Year CMS rate and 10 Year CMS rate, respectively, as in effect on such fifth New York banking day prior to such interest payment date.
Interest payment dates:

Each January 23, April 23, July 23 and October 23, beginning January 2007; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day but no adjustment will be made to the interest payment period or to any interest payment made on any succeeding business day.

Interest payment period:	Quarterly
Day count:	Actual/actual
New York Banking Day:	Any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York, New York.
Book-entry note or certificated note:	Book-entry note
Senior note or subordinated note:	Senior note

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CMS Linked Accrual Notes due 2018

Calculation agent:	Morgan Stanley Capital Services Inc.
Agent:	Morgan Stanley & Co. Incorporated
Minimum denomination:	$1,000 and integral multiples thereof
Specified currency:	U.S. dollars
Business day:	New York
CUSIP:	61745EUB5

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CMS Linked Accrual Notes due 2018

Historical Information

     The following graph sets forth the weekly levels of (i) 10 Year CMS less 2 Year CMS (the "Spread"), (ii) 10 Year CMS and (iii) 2 Year CMS, each for the period from July 7, 2000 to October 6, 2006. The historical performance of 10 Year CMS and 2 Year CMS should not be taken as an indication of their future performance. We cannot give you any assurance that 10 Year CMS less 2 Year CMS will be equal to or greater than zero on any day of any interest payment period commencing on or after October 23, 2009. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

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CMS Linked Accrual Notes due 2018

Risk Factors

     The notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

     If 2 Year CMS is greater than 10 Year CMS during any interest payment period commencing on or after October 23, 2009, so that there are no accrual days within that interest payment period, we will not pay any interest on the notes for that interest payment period and the market value of the notes may decrease.

     It is also possible that 2 Year CMS will be greater than 10 Year CMS for so many days during any quarterly interest payment period commencing on or after October 23, 2009 that the interest payment for that quarterly interest payment period will be less than the amount that would be paid on an ordinary debt security and may be zero. To the extent that 2 Year CMS remains greater than 10 Year CMS, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

     The interest payments on the notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

     10 Year CMS and 2 Year CMS for the last five New York banking days of an interest payment period will be the 10 Year CMS or 2 Year CMS, as applicable, on such fifth New York banking day immediately prior to the related interest payment date.

     Because 10 Year CMS and 2 Year CMS for the last five New York banking days of an interest payment period will be the 10 Year CMS or 2 Year CMS, as applicable, on such fifth New York banking day immediately prior to the related interest payment date, if 2 Year CMS is greater than 10 Year CMS on such fifth New York banking day, you will not receive any interest in respect of those five days even if 2 Year CMS as actually calculated on any of those days were less than, or equal to, 10 Year CMS on the relevant day.

     The notes will not be listed

     The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Morgan Stanley & Co. Incorporated (“MS & Co.”) currently intends to act as a market maker for the notes but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices

     Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

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